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                                                                    Exhibit 99.3


                 LORAL CORPORATION SUPPLEMENTAL BONUS PROGRAM

Purpose

The purpose of the Loral Corporation Supplemental Bonus Program (the "Program") is to provide supplemental bonus compensation to selected key executives of Loral Corporation (the "Company") in recognition of their dedication, service and contributions to the Company's business. Bonuses will be paid under the Program in connection with the successful consummation of the offer (the "Offer") described in Section 1.1(a) of the Agreement and Plan of Merger dated as of January 7, 1996 By and Among Loral Corporation, Lockheed Martin Corporation and LAC Acquisition Corporation.

Participation

Key employees of the Company and its subsidiaries who are selected by the Company's Chief Executive Officer (the "CEO") or his designee ("Eligible Employees") shall be eligible to receive bonuses under the Program. The CEO shall not be paid a bonus under the Program.

Amount of Bonus

The amount of bonus compensation to be paid to an Eligible Employee (the "Bonus Award") shall be determined by the CEO. The aggregate amount of Bonus Awards payable pursuant to the Program shall not exceed the difference between (i) $40 million, and (ii) the cash amount actually paid to the CEO pursuant to Section 5 of his Restated Employment Agreement with the Company dated April 1, 1990, as amended June 14, 1994, as a result of the consummation of the Offer.

Obligation to Pay Bonuses

Effective as of the successful consummation of the Offer, the Company shall have a binding obligation to pay Bonus Awards to the Eligible Employees who have been selected for participation in the Program, in the amounts determined by the CEO. Such obligation shall be binding upon any successor of the Company. Bonus Awards shall be paid to Eligible Employees immediately prior to, contemporaneously with, or as soon as practicable after, the successful consummation of the Offer; provided, that, the Board of Directors may approve arrangements for the deferral of such payments in its discretion.

Effective Date

The Program is effective as of January 7, 1996.

Amendment and Termination

Prior to the successful consummation of the Offer, the Board of Directors of the Company may amend or terminate the Program in any respect, with or without the consent of any Eligible Employee; provided, however, that as of the successful consummation of the Offer, the Program may not be amended or terminated in any manner which would reduce or otherwise

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adversely affect the Bonus Award payable to any Eligible Employee without such
Eligible Employee's express written consent.




























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